Exhibit 99.2

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE – Titan Announces Change to Board of Directors

EDMONTON, ALBERTA and NEW YORK, NY ‐ (September 13, 2010) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) today announced that John Coulter has been named the company's new President and Chief Executive Officer, effective immediately. He succeeds Dr. Kenneth Powell, who has been Titan’s CEO since 1999 and will retire from the industry, and President Phillip Carrozza, who will continue to work full‐time as Head of Business Development.

"John Coulter brings significant industry experience and a deep understanding of automated trading technology to the role as the company's Chief Executive Officer. I am very confident in his ability to take this company to the next level" says Kenneth Powell. "John possesses exceptional insight for how to deliver cutting edge trading technology and has a proven track record for successfully managing firms which have produced world‐class financial trading solutions."

Mr. Coulter is a recognized financial technology leader with 20 years of international management and sales and marketing experience from companies such as Montgomery Securities, ADP, Bridge Information Systems, Vhayu and Thomson Reuters. Mr. Coulter also founded TRIAD in 1995, one of the world’s first commercial FIX Protocol trade management software applications. He also played a crucial role in transforming Javelin Technologies from a startup into the world’s most widely implemented electronic trading FIX engine provider, as its President and Chief Operating Officer.

"I am very impressed with Titan’s unique Behavioral Trading research and technology and believe we are well positioned to offer an institutional strength solution to a range of alternative and traditional money managers. A perfect storm is brewing in the financial industry. Data rates are skyrocketing and thus analyzing, managing and storing overwhelming amounts of data has become an insurmountable hurdle for many small to mid‐tier firms. Mounting pressure on Investment Banks to disband proprietary trading units will spawn hundreds of new small to mid‐size trading firms, the most successful of which will attract an increasing share of investment dollars. Further, an increasing acceptance for hedge funds to host automated trading solutions in broker neutral data centers means a new wave of innovative technology solutions are in the mix" said Coulter.

Titan manages an automated trading desk in addition to offering a trade signal service called TickAnalyst™ which other institutional traders can access via a hosted browser‐based application that receives real‐time signals from Titan’s Trade Recommendation Engine™ (TRE) and is compatible with any FIX‐based order and execution system. Titan’s unique Behavioral Trading models are based on tick‐bytick analysis of the equities and currencies markets which are optimized over a proprietary ten year tick database. A suite of non‐correlated strategies are designed to factor in the power of human emotion as part of the trade decision process, going beyond traditional quantitative research to identify events and trading patterns which often occur during emotionally charged or irrational market cycles.

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

About Titan
Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading
Analytics Inc. has developed an electronic trading and financial analysis software platform designed to capture and analyze real‐time market tick data and then execute trades based on the software’s algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

Forward Looking Statements
Except for historical information contained herein, the matters set forth above may be forward‐looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward‐looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forwardlooking statements. Such forward‐looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward‐looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward‐looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Irene Midgley
imidgley@titantrading.com
(780) 438‐1239
www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.